
07084330

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


SEC MAIL
PROCESSING
RECEIVED
DEC 28 2007
WASH, D.C.
182
SECTION

FORM 11-K

Annual Report Pursuant to Section 15(d)
of the Securities Exchange Act of 1934

PROCESSED

JAN 07 2008


THOMSON
FINANCIAL

For the fiscal year ended June 30, 2007
Commission file number 1-9947

TRC COMPANIES, INC. 401(K) RETIREMENT AND SAVINGS PLAN

(Full title of the plan)

TRC COMPANIES, INC.

(Name of issuer of the securities held pursuant to the plan)

21 Griffin Road North
Windsor, Connecticut 06095
(Address of principal executive offices)

TRC COMPANIES, INC. 401(K) RETIREMENT AND SAVINGS PLAN

TABLE OF CONTENTS

Note: All other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
City Place I, 32nd Floor
185 Asylum Street
Hartford, CT 06103-3402
USA

Tel: +1 860 725 3000
Fax: +1 860 725 3500
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrative Committee and Participants of
TRC Companies, Inc. 401(k) Retirement and Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the TRC Companies, Inc. 401(k) Retirement and Savings Plan (the "Plan") as of June 30, 2007 and 2006, and the related statements of changes in net assets available for benefits for the fiscal years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2007 and 2006, and the changes in net assets available for benefits for the fiscal years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of June 30, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche, LLP

Hartford, Connecticut
December 21, 2007

TRC COMPANIES, INC. 401(K) RETIREMENT AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF JUNE 30, 2007 AND 2006

	2007	2006
ASSETS:		
Investments— at fair value		
Cash and cash equivalents	$ 15,518,005	$ 11,863,138
Mutual funds	82,663,738	72,269,296
TRC Companies, Inc. stock fund	6,532,369	5,833,626
Participant loans	1,249,696	1,528,603
Total investments	105,963,808	91,494,663
Receivables:		
Employer contributions	312,841	96,091
Participant contributions	737,847	347,097
Accrued investment income	9,033	4,842
Total receivables	1,059,721	448,030
NET ASSETS AVAILABLE FOR BENEFITS	$ 107,023,529	$ 91,942,693

See notes to financial statements.

TRC COMPANIES, INC. 401(K) RETIREMENT AND SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE FISCAL YEARS ENDED JUNE 30, 2007 AND 2006

	2007	2006
ADDITIONS:		
Contributions:		
Participant contributions	$ 8,838,318	$ 8,591,831
Employer contributions	2,679,408	2,489,863
Participant rollover contributions	639,354	754,659
Transfers in of net assets from merged plans	-	5,644,225
Total contributions	12,157,080	17,480,578
Investment income:		
Net appreciation in fair value of investments	10,620,684	1,706,543
Interest and dividend income	5,456,753	4,020,283
Total investment income	16,077,437	5,726,826
DEDUCTIONS:		
Benefits paid to participants	12,952,833	7,160,756
Deemed distribution of loans to participants	182,288	153,782
Loan administrative fees	18,560	18,762
Total deductions	13,153,681	7,333,300
INCREASE IN NET ASSETS	15,080,836	15,874,104
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	91,942,693	76,068,589
End of year	$ 107,023,529	$ 91,942,693

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS AS OF AND FOR THE FISCAL YEARS ENDED JUNE 30, 2007 AND 2006

1. DESCRIPTION OF THE PLAN

The following description of the TRC Companies, Inc. 401(k) Retirement and Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more information.

General – The Plan is a defined contribution plan covering substantially all employees of TRC Companies, Inc. (the "Company") and its eligible subsidiaries who have attained 18 years of age and completed three months of service. The Plan Administrative Committee of the Board of Directors of the Company controls and manages the operation and administration of the Plan. Merrill Lynch Trust Company serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Effective August 1, 2007, the Plan document was amended to allow participation in the Plan of all eligible employees age 18 or older, regardless of service length. The Plan also added an automatic enrollment function in which all employees are automatically enrolled in the Plan and 3% of pre-tax eligible compensation is contributed to the Plan unless the participant elects otherwise.

Contributions – Each year, participants may contribute up to 75% of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code ("IRC") limitations. The Company may provide a discretionary matching contribution on the first 6% of base compensation that a participant contributes to the Plan, which is determined annually by the Compensation Committee of the Board of Directors of the Company based upon operating performance. For the fiscal years ended June 30, 2007 and 2006, the Company's discretionary matching contributions were 50% of the first 6% of base compensation that participants contributed to the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, the Company's discretionary matching contributions, allocations of forfeitures of terminated participants' non-vested accounts and Plan earnings. Participant accounts are charged with withdrawals, loan administrative fees and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments – Participants direct the investment of their contributions into various investment options offered by the Plan. Company discretionary matching contributions are initially deposited into the Merrill Lynch Retirement Reserves money market fund within each participant's account, and can then be immediately reallocated to other investment options at the discretion of the participant. The Plan currently offers a money market fund, fourteen mutual funds and the TRC Companies, Inc. stock fund as investment options for participants.

Vesting – Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's discretionary matching contributions and actual earnings thereon is based on years of continuous service. A participant will become 34% vested after two years of credited service, 66% vested after three years of credited service and 100% vested after four years of credited service. In the event of death or permanent disability, the participant will become fully vested in their account balance.

Participant Loans – Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of the vested portion of the fair value of their account balance on the date of request, whichever is less. Loan terms range from 1 to 5 years for general participant loans or up to 10 years for participant loans taken for the purchase of a principal residence. A single loan was grandfathered upon completion of a plan merger that is scheduled to mature in 2031. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with local prevailing rates at the time the funds are borrowed as determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits – On termination of service, a participant with account balances of $5,000 or greater may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. The vested account balances for participants with less than $5,000 are automatically distributed upon termination of service.

Other In-Service Withdrawals – The Plan permits payment of benefits to participants to satisfy a financial need, such as medical or educational expenses and the purchase of a principal residence. In the case of an in-service withdrawal, payment is limited to the amount of the participant's vested account balance exclusive of earnings credited to the account after December 31, 1988.

Forfeited Accounts – As of June 30, 2007 and 2006, forfeited nonvested accounts totaled $312,367 and $137,447, respectively. These accounts will be used to either reduce future Company discretionary matching contributions, to offset Plan administrative expenses paid by the Company, or may be allocated to remaining Plan participants. During the fiscal year ended June 30, 2007 and 2006, $3,948 and $1,057 was allocated to remaining Plan participants from forfeited nonvested accounts, respectively, and Company discretionary matching contributions were reduced by $116,976 during the fiscal year ended June 30, 2006. No forfeited nonvested accounts were used to reduce Company discretionary matching contributions during the fiscal year ended June 30, 2007, or used to offset Plan administrative expenses paid by the Company during the fiscal years ended June 30, 2007 and 2006.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan offers various investment instruments, including mutual funds and the TRC Companies, Inc. stock fund. Investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Investment Valuation and Income Recognition – The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at fiscal year end. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses – Fees and expenses related to the administration of the Plan are paid by the Company or its eligible subsidiaries as provided in the Plan document, except for the accounts of participants with outstanding loans from the Plan that are charged a loan origination fee and monthly loan administrative fees.

Payment of Benefits – Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $16,572 and $160,303 as of June 30, 2007 and 2006, respectively.

Transfers – Along with the Plan, the Company also sponsors other 401(k) plans for certain subsidiaries employees not eligible for the Plan. During the fiscal year ended June 30, 2007, no other sponsored plans were merged into the Plan. During the fiscal year ended June 30, 2006, $5,644,225 in net assets associated with the VPoint Salary Reduction Profit Sharing Plan, CEC Civil Engineering Corporate 401(k) Plan and Alton Geoscience 401(k) Profit Sharing Plan were merged into the Plan.

3. INVESTMENTS

The Plan's investments that represented 5% or more of the Plan's net assets available for benefits as of June 30, 2007 and 2006, are as follows:

	2007	2006
Blackrock S&P 500 Index I (formerly named Merrill Lynch S&P 500 Index Fund Class I)	$ 13,388,679	$ 11,795,539
Oppenheimer International Growth Fund Class A	12,035,813	8,379,039
Alliance Growth and Income	8,204,497	7,300,465
ING Intermediate Bond Fund Class A	6,956,860	6,879,920
Blackrock Aurora Portfolio Fund	6,699,555	6,899,516
TRC Companies, Inc. Stock Fund	6,532,369	5,833,626
Wells Fargo Large Company Growth Fund	6,015,135	5,608,698
Fidelity Advantage Value Strategies	5,657,823	-

During the fiscal years ended June 30, 2007 and 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2007	2006
Oppenheimer International Growth Fund Class A	$ 2,828,352	$ 1,469,391
Blackrock S&P 500 Index I (formerly named Merrill Lynch S&P 500 Index Fund Class I)	2,159,197	719,346
TRC Companies, Inc. Stock Fund	1,726,855	(583,701)
Allianz OCC Growth Fund (formerly named Allianz Pea Growth Fund)	1,529,041	257,764
Wells Fargo Large Company Growth Fund	915,357	61,732
Alliance Growth and Income	695,306	353,863
Fidelity Advantage Value Strategies	627,753	(424,984)
Van Kampen Equity Income Fund Class A	370,466	(3,006)
Dreyfus Premier NW LDR Fund	212,123	271,493
Blackrock Fundamental Growth Fund (formerly named Merrill Lynch Fundamental Growth Fund Class A)	182,192	167,722
Lord Abbett Small Cap Val FD P	53,796	350,770
Phoenix Real Estate Sec A	52,174	304,292
ING Intermediate Bond Fund Class A	42,485	(355,214)
Blackrock ST Bond Fund (formerly named Merrill Lynch Low Duration Fund Class D)	4,080	(37,487)
Blackrock Aurora Portfolio Fund	(778,493)	(845,438)
Net appreciation in fair value of investments	$ 10,620,684	$ 1,706,543

4. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of money market and mutual funds managed by Merrill Lynch Group Employee Services, a subsidiary of Merrill Lynch Trust Company. Merrill Lynch Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

As of June 30, 2007 and 2006, the Plan held 371,791 and 462,619 shares, respectively, of the TRC Companies, Inc. stock fund, which is composed primarily of common stock of TRC Companies, Inc., the sponsoring employer, with a cost basis of $4,682,979 and $6,602,928, respectively. During the years ended June 30, 2007 and 2006, the Plan did not earn any dividend income from the TRC Companies, Inc. common stock.

5. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

6. FEDERAL INCOME TAX STATUS

The Plan uses a non-standardized prototype plan document sponsored by Merrill Lynch Trust Company. Merrill Lynch Trust Company received an opinion letter from the Internal Revenue Service ("IRS"), dated June 4, 2002, which states that this prototype document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS. However, the Plan's management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan's financial statements.

* * * * * *

SUPPLEMENTAL SCHEDULE

TRC COMPANIES, INC. 401(K) RETIREMENT AND SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF JUNE 30, 2007

EIN: 06-0853807
PN: 001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral and Par or Maturity Value	(d) Cost	(e) Current Value
*	Blackrock S&P 500 Index I	Mutual fund, 720,209 shares	**	13,388,679
*	Oppenheimer International Growth Fund Class A	Mutual fund, 387,877 shares	**	12,035,813
*	Alliance Growth and Income	Mutual fund, 1,730,907 shares	**	8,204,497
*	ING Intermediate Bond Fund Class A	Mutual fund, 692,225 shares	**	6,956,860
*	Blackrock Aurora Portfolio Fund	Mutual fund, 225,650 shares	**	6,699,555
*	TRC Companies Inc. Stock Fund	Stock fund, 371,791 shares	**	6,532,369
*	Wells Fargo Large Company Growth Fund	Mutual fund, 107,203 shares	**	6,015,135
*	Fidelity Advantage Value Strategies	Mutual fund, 164,711 shares	**	5,657,823
*	Dreyfus Premier NW LDR Fund	Mutual fund, 91,828 shares	**	4,570,256
*	Van Kampen Equity Income Fund Class A	Mutual fund, 454,245 shares	**	4,310,785
*	Lord Abbett Small Cap Val FD P	Mutual fund, 120,150 shares	**	3,918,077
*	Allianz OCC Growth Fund	Mutual fund, 127,750 shares	**	3,605,111
*	Phoenix Real Estate Sec A	Mutual fund, 88,435 shares	**	2,914,824
*	Blackrock ST Bond Fund	Mutual fund, 262,464 shares	**	2,614,138
*	Blackrock Fundamental Growth Fund	Mutual fund, 84,753 shares	**	1,772,186
*	Merrill Lynch Retirement Reserves Fund	Money Market Fund	**	15,501,849
*	Cash	Cash		16,156
*	Various participants	Participant loans (maturing 2007 to 2031 at interest rates of 5% to 11.25%)	**	1,249,696
				105,963,808

* Party-in-interest.

** Cost information is not required for participant-directed investments and therefore is not included.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TRC COMPANIES, INC. 401(k)
RETIREMENT AND SAVINGS PLAN

December 21, 2007

By: 

Martin H. Dodd
Plan Administrative Committee Member

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 33-70662 on Form S-8 of our report dated December 21, 2007, relating to the financial statements of TRC Companies, Inc. 401(k) Retirement and Savings Plan appearing in this Annual Report on Form 11-K of TRC Companies, Inc. 401(k) Retirement and Savings Plan for the year ended June 30, 2007.

Deloitte & Touche, LLP

Hartford, Connecticut
December 21, 2007

END